PENNYMAC MORTGAGE INVESTMENT TRUST

27001 AGOURA ROAD, THIRD FLOOR

CALABASAS, CALIFORNIA 91301

VIA EDGAR AND FACSIMILE

Thomas Kluck

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

July 28, 2009

Re:                               PennyMac Mortgage Investment Trust (the “Registrant”)

Registration Statement on Form S-11 (File No. 333-159460)

Dear Mr. Kluck:

Pursuant to Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the registration statement on Form S-11 (File No. 333-159460), at 4:00 p.m. Eastern Time on July 29, 2009, or as soon as practicable thereafter.  By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Registrant acknowledges that:

(1)  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PennyMac Mortgage Investment Trust

By:	/s/ Anne D. McCallion
Name:	Anne D. McCallion
Title:	Chief Financial Officer and Treasurer

Global Markets & Investment Banking

One Bryant Park
New York, New York 10036

646-855-6765

July 28, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PennyMac Mortgage Investment Trust
Registration Statement No. 333-159460

Gentlemen:

We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on July 29, 2009, or as soon thereafter as possible, pursuant to Rule 430A.

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.  Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed.  The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated July 16, 2009.

N.Y.S.E.	1
Financial Services and Publications	10
FINRA	5
Underwriters	5,290
Dealers	32
Individuals & Corporations	1,097
MLPF&S Inc. Branch Offices	2,013
	8,448	Copies

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED CREDIT SUISSE SECURITIES (USA) LLC
DEUTSCHE BANK SECURITIES INC.
As Representatives

BY: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Palma Mazzolla
Palma Mazzolla
Authorized Signatory